AB

03002558

UF2-20-03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

PROCESSING RECEIVED FEB 19 2003 187 SEC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 1st Avenue

(No. and Street)

Rock Island, Illinois 61201

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Roth 309-558-3101

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0210-0356400

Oath or Affirmation

I, Robert Roth, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

President

Notary Public

OFFICIAL SEAL
JODI A MURGA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 11-20-06

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Independent Auditors' Supplementary Report on Internal Control

Consolidated Financial Statements and Supplemental Information

MWA Financial Services, Inc.
Year Ended December 31, 2002 and Period From
February 2, 2001 (Inception Date) to December 31, 2001

MWA Financial Services, Inc.

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2002 and Period From
February 2, 2001 (Inception Date) to December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors
MWA Financial Services, Inc.

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (wholly owned by Modern Woodmen of America) as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2002 and the period from February 2, 2001 (inception date) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWA Financial Services, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the year ended December 31, 2002 and the period from February 2, 2001 to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the consolidated financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Ernst & Young LLP

January 17, 2003

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

	December 31 2002	December 31 2001
Assets		
Cash and cash equivalents	**$ 932,853**	$ 966,400
Receivables from brokers, dealers and others, less allowance for doubtful accounts of $2,283 in 2002	**155,848**	25,948
Other assets	**15,013**	37,819
Fixed assets (net of accumulated depreciation of $8,660 in 2002 and $1,233 in 2001)	**31,220**	18,252
Total assets	**$1,134,934**	$1,048,419
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	**$ 137,468**	$ 158,753
Accounts payable and accrued expenses	**217,149**	17,741
Total liabilities	**354,617**	176,494
Stockholder's equity:		
Common stock, $1,000 stated value:		
Authorized shares – 10,000		
Issued and outstanding shares – 1,000	**1,000,000**	1,000,000
Additional paid-in capital	**1,575,000**	575,000
Retained-earnings deficit	**(1,794,683)**	(703,075)
Total stockholder's equity	**780,317**	871,925
Total liabilities and stockholder's equity	**$1,134,934**	$1,048,419

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

	December 31, 2002	Period From February 2, 2001 (Inception Date) to December 31, 2001
Revenues:		
Concession income	**$ 388,430**	$ 6,321
Variable product distribution fee income	**440,000**	–
Interest income	**8,549**	25,479
Total revenues	**836,979**	31,800
Expenses:		
Commissions	**275,745**	4,528
Licenses and fees	**54,337**	12,119
Professional fees	**22,972**	12,142
Salaries and related expenses	**1,176,525**	509,792
Other operating expenses	**399,008**	196,294
Total expenses	**1,928,587**	734,875
Net loss	**$(1,091,608)**	$(703,075)

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

Year Ended December 31, 2002 and Period From
February 2, 2001 (Inception Date) to December 31, 2001

	Common Stock				
	Shares	Stated Value	Additional Paid-In Capital	Retained-Earnings Deficit	Total
Capital contributed at inception	1,000	$1,000,000	$ –	$ –	$1,000,000
Additional capital contribution from Modern Woodmen of America	–	–	575,000	–	575,000
Net loss	–	–	–	(703,075)	(703,075)
Balances at December 31, 2001	1,000	1,000,000	575,000	(703,075)	871,925
Capital contribution from Modern Woodmen of America	**–**	**–**	**1,000,000**	**–**	**1,000,000**
Net loss	**–**	**–**	**–**	**(1,091,608)**	**(1,091,608)**
Balances at December 31, 2002	**1,000**	**$1,000,000**	**$1,575,000**	**($1,794,683)**	**$ 780,317**

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31, 2002	Period From February 2, 2001 (Inception Date) to December 31, 2001
Cash flows from operating activities		
Net loss	**$(1,091,608)**	$ (703,075)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	**7,427**	1,233
Provision for doubtful accounts receivable	**2,283**	–
Changes in operating assets and liabilities:		
Receivables from brokers, dealers and others	**(132,183)**	(25,948)
Other assets	**22,806**	(37,819)
Due to Modern Woodmen of America	**(21,285)**	158,753
Accounts payable and accrued expenses	**199,408**	17,741
Net cash used in operating activities	**(1,013,152)**	(589,115)
Cash flows from investing activities		
Purchases of equipment	**(20,395)**	(19,485)
Net cash used in investing activities	**(20,395)**	(19,485)
Cash flows from financing activities		
Capital contributions from Modern Woodmen of America	**1,000,000**	1,575,000
Net cash provided by financing activities	**1,000,000**	1,575,000
Increase (decrease) in cash and cash equivalents	**(33,547)**	966,400
Cash and cash equivalents at beginning of period	**966,400**	–
Cash and cash equivalents at end of period	**$ 932,853**	$ 966,400

See accompanying notes.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly-owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001 and began operating as a broker-dealer on October 10, 2001 upon its approval for membership in the National Association of Securities Dealers. The Company operates as a broker-dealer, dealing primarily in the sale of nonproprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through the Pershing Division of Donaldson, Lufkin & Jenrette Securities (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly-owned subsidiary, MWAGIA, Inc., which is involved in the sale of nonproprietary insurance products. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues were derived from dealer concessions on trades of nonproprietary mutual funds and fees for the distribution of variable products by registered representatives (see Note 6). Revenues are recognized on an accrual basis upon receipt of investor funds and remittance to the clearing broker or mutual fund company. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fixed Assets

Fixed assets, primarily including office equipment, are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period (see Note 4).

Reclassifications

Certain amounts appearing in the 2001 Statements of Financial Position and Cash Flows have been reclassified to conform to the 2002 presentation.

2. Summarized Financial Information of Parent Company Only

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (see Note 5) on an unconsolidated basis. Summarized financial data for the Company (parent only) is as follows:

	December 31 2002	December 31 2001
Investment in wholly-owned subsidiary*	$ 31,104	$ 74,513
Other assets	954,860	973,770
Total assets	$ 985,964	$1,048,283
Due to Modern Woodmen of America	$ 88,667	$ 158,617
Other liabilities	116,980	17,741
Stockholder's equity	780,317	871,925
Total liabilities and stockholder's equity	$ 985,964	$1,048,283

	Year Ended December 31, 2002	Period From February 2, 2001 (Inception Date) to December 31, 2001
Revenues	$ 729,631	$ 31,800
Expenses	(1,777,830)	(734,388)
Equity in net loss of wholly-owned subsidiary*	(43,409)	(487)
Net loss	$(1,091,608)	$ (703,075)

*Eliminated in consolidation.

3. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

3. Transactions With Customers (continued)

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns including only their own operations since the ultimate parent company, Modern Woodmen of America, is a tax exempt fraternal benefit society.

At December 31, 2002, the Company had a tax net operating loss carryover of $1,726,531. The tax net operating loss arising in 2002 of $1,034,421 and that arising in 2001 of $692,110, may be carried forward until 2022 and 2021, respectively, to reduce future taxable income. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2002 and 2001. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $587,020 and $235,317 at December 31, 2002 and 2001, respectively, because of the uncertainty of future income estimates necessary for its ultimate realization.

5. Net Capital Requirements

The Company is subject to the net capital requirements of the uniform net capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met and requires that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2002, the Company had net defined capital of $661,363, which was $561,363 in excess of the required net capital of $100,000 at that date. At December 31, 2002 the Company's ratio of aggregate indebtedness to net capital was .31 to 1. Various other regulatory agencies may impose additional capital requirements.

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2002, the Company was in compliance with all such requirements.

5. Net Capital Requirements (continued)

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

6. Related Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of variable products of Modern Woodmen of America, its parent. Modern Woodmen of American compensates the Company at the rate of $55,000 per month under a distribution agreement that commenced in May 2002. Substantially all of the Company's operating expenses represent allocations from or payments by Modern Woodmen of America, who is then reimbursed by the Company.

Supplemental Information

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA

December 31, 2002

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$780,317
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			780,317
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			780,317
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Investment in subsidiary	$31,104		
2. Prepaid expenses and other receivables	41,480		
3. Fixed assets	31,220	$103,804	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	103,804
7. Other additions and/or allowable credits			
8. Net capital before haircuts on securities positions			676,513

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
A. Contractual securities commitments	$ –	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	15,150	
D. Undue Concentration	–	
E. Other	–	15,150
10. Net Capital		$661,363

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$ 13,709
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13. Net capital requirement (greater of line 11 or 12)	100,000
14. Excess net capital (line 10 less 13)	561,363
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$640,798

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable and accrued expenses	$116,980	
• Due to Modern Woodmen of America	88,667	$205,647

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		$205,647
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		31%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

MWA Financial Services, Inc.

Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA

December 31, 2002

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained	______
C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: **Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation**	X
D. (k)(3) – Exempted by order of the Commission	______

MWA Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing submitted to the National Association of Securities Dealers, Inc. on January 17, 2003.

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
MWA Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MWA Financial Services, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 17, 2003